VANTAGE ENERGY SERVICES, INC.

May 21, 2007

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Attn:       John Reynolds

Assistant Director

Re:          Vantage Energy Services, Inc. (the “Registrant”)

Registration Statement on Form S-1, as amended

SEC File No. 333-138565

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. on Wednesday, May 23, 2007, or as soon as thereafter practicable.

Please note that we acknowledge the following:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please feel free to contact me at your earliest convenience.

Very truly yours,

/s/ Paul A. Bragg

Paul A. Bragg
Chairman and Chief Executive Officer
Vantage Energy Services, Inc.